Hogan Lovells US LLP 609 Main Street Suite 4200 Houston, TX 77002 T +1 713 632 1400 F +1 713 632 1401 www.hoganlovells.com

May 16, 2025

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	City Office REIT, Inc.

Form 10-K for the fiscal year ended December 31, 2024

Form 8-K filed February 20, 2025

File No. 001-36409

Ladies and Gentlemen:

On behalf of our client, City Office REIT, Inc., a Maryland corporation (the “Company,” “CIO,” “we,” “us” or “our”), set forth below are the responses of the Company to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated May 13, 2025, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2024, submitted to the Commission on February 20, 2025 (the “10-K”) and the Company’s Form 8-K, submitted to the Commission on February 20, 2025 (the “8-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the 10-K and the 8-K, as applicable, unless otherwise specified. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in the 10-K or the 8-K, as applicable. The Company respectfully informs the Staff that KPMG LLP, the Company’s independent external auditors, has reviewed this correspondence.

Form 10-K for the fiscal year ended December 31, 2024

Notes to Consolidated Financial Statements

13. Segment Information, page 77

1.

We note your statement that “Significant expenses that comprise property operating expenses within NOI primarily include building common area and maintenance expenses, insurance, property taxes, property management fees, as well as certain expenses that are not recoverable from tenants.” Pleases tell us how you determined it was unnecessary to quantify each of these significant expenses. In your response, please address your consideration of ASC 280-10-50-26A.

RESPONSE:

The Company acknowledges the Staff’s comment and advises as follows:

In preparing our disclosures pursuant to ASC 280-10-50-26A, we evaluated whether the quantitative presentation of significant expenses within our reportable segment disclosures would provide meaningful additional information to investors. The Company’s operations consist of one reportable segment: Office Properties. As disclosed in the 10-K, the Company’s CODM use consolidated net income and net operating income (“NOI”) as the profit or loss measures to evaluate the performance of the Company’s one operating segment. These measures aggregate all property-level revenues and expenses. The Company respectfully advises the Staff that the CODM do not evaluate disaggregated expense categories (e.g., separate quantitative amounts for maintenance, insurance, property taxes, etc.) when evaluating the performance of the Company’s operating segment, and respectfully submits that quantifying such expenses would not provide meaningful information to investors with respect to segment-level decision-making or resource allocation since such a presentation would not align with how the CODM review operating performance internally. Because the Company has one reportable operating segment and financial information is presented on a consolidated basis, the CODM do not utilize the significant expense categories when analyzing performance or when making resource decisions.

However, in response to the Staff’s comment, the Company agrees that the sentence on page 77 of the 10-K stating that “Significant expenses that comprise property operating expenses within NOI primarily include building common area and maintenance expenses, insurance, property taxes, property management fees, as well as certain expenses that are not recoverable from tenants,” could result in confusion and misunderstanding with respect to the CODM’s evaluation. The Company will therefore delete this sentence in future periodic reports.

Form 8-K filed February 20, 2025

Exhibit 99.1

2025 Outlook, Page 3

2.

We note you provide Full Year 2025 Guidance for Net Operating Income (“NOI”) and Same Store Cash NOI Change. Please tell us how you considered providing the reconciliations required by Item 10(e)(1)(i)(B) of Regulation S-K. Please refer to Question 102.10(b) of the Division’s Compliance and Disclosure Interpretations for Non-GAAP financial measures.

RESPONSE:

The Company acknowledges the Staff’s comment. The Company recognizes the importance of providing such reconciliations to ensure transparency and comparability. In future publications of forward-looking non-GAAP financial measures such as NOI and Same Store Cash NOI Change, the Company will include a reconciliation to the most directly comparable GAAP measure or, if not practical, provide a statement to that effect along with a detailed disclosure of the material assumptions and limitations underlying such measures, as required by Item 10(e)(1)(i)(B) of Regulation S-K and consistent with CD&I 102.10(b).

Reconciliation of Rental and Other Revenues to Same Store Cash NOI, page 10

3.

We note your presentation of NOI, a non-GAAP measure, within your earnings release. It does not appear that you have included a reconciliation of this measure with the most directly comparable GAAP measure (i.e., net income). In future filings, please include a reconciliation of NOI that complies with Item 10(e)(1)(i)(B) of Regulation S-K, or advise. Further, your reconciliation should begin with the GAAP measure, so the non-GAAP measure does not receive undue prominence. Please refer to Question 102.10(b) of the Division’s Compliance and Disclosure Interpretations for Non-GAAP financial measures.

RESPONSE:

The Company acknowledges the Staff’s comment. In future filings, the Company will include a reconciliation of NOI to the most directly related GAAP measure or, alternatively, provide a statement that the information could not be presented without unreasonable efforts under Item 10(e)(1)(i)(B) of Regulation S-K. We will also ensure that NOI is not presented with undue prominence relative to GAAP measures in future earnings releases and related materials.

******

On behalf of the Company, we appreciate your attention to this matter. If you have any questions or if any supplemental information is required by the Staff, please do not hesitate to contact me at (713) 632-1478 or jim.davidson@hoganlovells.com.

Very truly yours,

/s/ James V. Davidson, Esq.
James V. Davidson, Esq.

cc: Anthony Maretic, City Office REIT, Inc.

  James Farrar, City Office REIT, Inc.

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